Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Massey Energy Company

Subject Company: Massey Energy Company

 Commission File Number:  001-07775

Forward Looking Statements

Information set forth herein contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties.  Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov.  Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha will file with the SEC a registration statement on Form S-4 that will include a preliminary joint proxy statement/prospectus regarding the proposed merger.  After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to Alpha and Massey stockholders in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain a copy of the joint proxy statement/prospectus (when available) and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York  10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com.  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Alpha’s and Massey’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 30, 2010 and April 16, 2010, respectively. You can obtain free copies of these documents from Alpha or Massey using the contact information above.

PRESENTATION

Operator

 Greetings and welcome to the Alpha Natural Resources merger announcement conference call. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. (Operator Instructions) As a reminder, this conference is being recorded. It is now my pleasure to introduce your host, Todd Allen, Vice President of Investor Relations for Alpha Natural Resources. Thank you, Mr. Allen, you may begin.

 Todd  Allen - Alpha Natural Resources - VP of IR

Thank you, operator. And good morning everyone. Thank you for joining us today on such short notice to discuss Alpha’s proposed acquisition of Massey. In a moment, I’ll turn the call over to Kevin Crutchfield, Alpha’s CEO, and Baxter Phillips, Massey’s CEO, who will take you through today’s presentation and discuss the rational, structure and benefits of the proposed transaction. We’re also joined today by Alpha’s CFO, Frank Wood, who will be available to answer your questions following our prepared remarks. Information set forth herein contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, which involves a number of risks and uncertainties. Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.

Additional information regarding forward-looking statements is included in the slides accompanying this presentation. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or solicitation of any vote or approval. In connection with the proposed merger, Alpha will file with the SEC a registration statement on Form S-4, that will include a preliminary joint proxy statement prospectus regarding the proposed merger. After the registration has been declared effective by the SEC the definitive joint proxy statement prospectus will be mailed to Alpha and Massey stockholders in connection with the proposed merger.

You should review those materials carefully as it will include important information regarding the merger including information about Alpha and Massey, the respective directors, executive officers and certain other members of management and employees who may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Please also review page one of the slide presentation for additional information on forward-looking statements and other important information including where you can find more information on the directors and executive officers of Alpha and Massey. With that, I’ll turn the call over to Kevin.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Thanks, Todd and good morning to everyone. By now I’m sure you’ve all seen the announcement of this transaction in our joint press release over the weekend. I’d like to begin this call with a brief overview of the deal structure. Alpha and Massey have agreed that Alpha will acquire all outstanding shares of Massey common stock. On the closing of the transaction, Massey shareholders will receive 1.025 shares of Alpha’s common stock and $10 in cash for a total of $69.33 for each outstanding share of Massey’s common stock based on Alpha’s closing price on January 28. This consideration represents a 21% premium to Friday’s closing price. When the transaction closes, the combined entity will be 46% owned by Massey shareholders and 54% owned by Alpha shareholders.

Our first order of business will be to clear the Hart-Scott-Rodino review process. Then we’ll seek approval of both sets of shareholders and we expect the transaction will close in mid-year 2011. Based on current estimates, we anticipate the transaction to be cash flow accretive in the first full year of operation and excluding the impact of purchase accounting, the transaction is expected to be accretive to earnings per share in 2012. Because of our complementary portfolio of assets and operations in central Appalachia, this combination is unique in its ability to maximize value for shareholders of both Companies. We expect to realize meaningful synergies, greater than $150 million annually when fully ramped up. Assuming no subsequent multiple expansion which we believe will prove to be a conservative assumption, the enterprise value of the combined entity is expected to be $15 billion.

Given the agreed upon consideration mix, after closing, we anticipate that the capital structure of the combined entity will be 75% stock, and 25% debt, with total liquidity well in excess of $1 billion and total initial debt-to-adjusted EBITDA ratio of 2.5 turns with the opportunity for rapid deleveraging given the potential cash flow generation of the combined Company. We believe the combination of Alpha and Massey is a logical combination with undeniable and compelling strategic financial benefits. I expect many of the benefits of the transaction are self-evident. Strategically speaking, we’ll become a true global leader. We’ll be a leading supplier of metallurgical coal globally and in the US. We’ll expand best-in-class operating management practices throughout the combined entity. We can apply the Running Right approach throughout operations, enhancing safety, environmental and operating performance across a much larger base. The combination will lay the foundation for future success.

We’ll have one of the world’s largest and highest quality metallurgical reserve bases. We have complementary assets in the eastern US which will provide significant opportunities to optimize our operations and we’ll have over 25 million tons of export capacity. Finally, our enhanced scale will better position the combined entity to succeed in a changing regulatory environment while maintaining operational, safety and environmental excellence. On the financial front, Massey shareholders benefit from a 21% upfront premium, and participation in the future upside with 46% ownership in the combined entity.Alpha shareholders will benefit from synergies that are expected to be north of $150 million annual run rate by mid-year 2012, the opportunity for multiple expansion, and the expectation of near term accretion.

And all shareholders will benefit from an industry-leading financial profile with a strong balance sheet, the highest free cash flow generation of any pure play US coal company, and significantly enhanced scale with a combined enterprise value of $15 billion. Now, it is my pleasure to introduce to you Baxter Phillips, the Chief Executive Officer of Massey Energy Company, who is here with us this morning who will discuss the benefits of this transaction from his perspective. Baxter?

 Baxter Phillips - Massey Energy Company - President

Thank you, Kevin. I am also delighted to be here and I, along with our entire Board, firmly believe that the combination of Alpha and Massey is the best way forward for both Companies. As a Board, we conducted a thorough review of all of our strategic alternatives and unanimously decided that Alpha is the logical partner for Massey and that a transaction of this nature is the best way to maximize shareholder value. Alpha, like Massey, has deep knowledge and extensive managerial bench strength in central Appalachia, which puts Alpha in a unique position to deliver strong operational performance across the entire combined entity. Our operations are geographically contiguous and both Companies have deep roots in the region. The combined entity will be a true industry leader, consistently implementing best practices and delivering best-of-breed results.

We both have a thorough understanding of the regulatory complexities facing cap producers and the combined Company will be ideally suited to address the myriad of issues currently facing the central Appalachian region. Looking forward, we are committed to a smooth integration of our two Companies. We have found our cultures to be extraordinarily compatible with one another, which will allow for a relatively seamless transaction and provide great prospects that the combined Company will be able to deliver on the promises that this combination offers. In short, Alpha and Massey are uniquely positioned to create a Company that will be more successful together than the Companies would be individually.

We will work together to enhance the combined entity’s safety and environmental record, reduce regulatory impediments, improve operating performance and maximize shareholder value. Kevin has already discussed the significant scale that this combination would create but these graphics further illustrate this point. Among our peers, we will be second in market capitalization, we will be second in pro forma EBITDA generation in 2011 based on consensus estimates.We will be second in overall reserves with significant met reserves and we will be a solid third in terms of coal shipments. Of course, -- excuse me. Of course, part of the attraction is the complementary nature of our operations.

Looking at this map, it is clear that Alpha and Massey have a geographically complementary production base in central Appalachia, giving the combined Company access to substantial natural resources and providing the opportunity for significant synergies. The transaction allows us together to of optimize operations and increase blending and marketing opportunities, particularly on the met side. We can fully utilize the most efficient low cost operations. And in a nutshell, we can realize contiguous (inaudible) synergies that simply are not possible with any other partner. Combined, we expect to ship 24 million to 26 million tons of met coal in the first full year and in excess of 27 million tons of met coal beginning in 2013.

We will have one of the world’s largest and highest quality metallurgical reserve basins. We will maintain the second largest set of coal reserves in the United States, with 5.1 billion tons. And we will be the third largest US coal Company, having shipped a combined pro forma 131 million tons in 2009. So in short, for Massey we gained scale and opportunities. We gained a highly compatible partner and we deliver tremendous value for our shareholders now and longer term. We are very pleased with this transaction and we look forward to working constructively towards a closing by mid-year 2011. Now, I’d like to turn the call back to Kevin who will elaborate further on the benefits of this truly compelling combination. Kevin?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Thanks, Baxter. Those of you who are familiar with Alpha know that we frequently talk about the benefits of diversification -- basin diversification, market diversification, and product diversification. What we said before still holds true today, although we have consistently said that we had a bias towards increasing our met -- our exposure to high margin metallurgical coal. Regional diversification smoothes demand variation across regions and reduces exposure to region specific risks. Our portfolio of over 60 mines in the three leading production regions in the United States has enabled us to deliver consistent results since the foundation merger in 2009. Increasing the size of our portfolio through this transaction increases our optionality and provides additional opportunities to better manage risks.

Finally, with specific regard to the combination with Massey, combining diverse, high quality reserves improves blending and optimization opportunities on the metallurgical side of the business which will allow us to offer enhanced products and better serve our customers’ needs, a hallmark of Alpha throughout its history. In addition, we believe that cost reductions and sharing of best practices will also result in increased margins. While increased exposure to the metallurgical coal market offers significant upside in the structurally under-supplied met market, we continue to believe that a diverse presence in thermal coal in central and Northern Appalachia and the Powder River Basin will balance our portfolio and provide an ongoing source of stable cash flows.

Our acquisition of Massey Energy will create a true global leader. Even on a historical basis, the combination would be the fourth largest Company globally in terms of total production. Perhaps more importantly, the combination would be solidly a number three in met coal sales. After we close the transaction, we’ll affirm our abilities to further expand metallurgical production and shipments in future periods. I expect that most of the investors and analysts on this call are well aware of the macro industry environment but I wanted to spend just a moment discussing the drivers underpinning the strength in the metallurgical coal market and our desire to combine the metallurgical coal franchises of Alpha and Massey, in order to create a global leader.

Global coking coal imports are expected to increase by more than 60% from 2009 to 2015, from 222 million metric tons to 357 million metric tons, driven largely by growth in developing economies, notably, China and India. There are fairly few metallurgical coal production regions around the globe and strong demand growth appears likely to continue for several years, resulting in a continued structural undersupply. The combined Alpha and Massey is well positioned to serve this demand immediately, and into the foreseeable future. Alpha has its 2011 PRB coal committed and priced and Alpha and Massey have approximately 97% of their combined eastern thermal coal committed and priced.

Alpha and Massey have 61% of their combined metallurgical coal shipments committed and priced for 2011 and only 11% committed and priced for 2012. Consequently, Alpha and Massey are well positioned to supply customers as worldwide demand for metallurgical coal continues to grow. In addition, we’re well positioned for a turn in the thermal markets in 2012, with large open positions in the east and the Powder River Basin with 62% and 38% available, respectively. Based on the current environment, I think it’s important to discuss our approach to and focus on safety going forward as a combined entity, and what we can do to improve safety outcomes and regulatory relationships and by extension, what we can do to improve our future operational and financial performance.

We call it Running Right and we believe it is best-in-class. Fundamentally, it’s an employee-driven process that focuses on continuous improvement. Initially, it was aimed at safety and environmental performance and that focus continues, but the concept of Running Right has reached into all aspects, all functions and all departments of our organization, and has become a two word synonym for our culture and philosophy. This approach does not make us perfect by any stretch but it does make us strive for perfection. Running Right is successful because it empowers each and every person to seek to do the right thing, take responsibilities for areas within his or her professional expertise and continue to build on institutional knowledge and best practices. It works because of the bottoms-up nature, employee-driven approach and we continue to consistently exceed our internal safety targets.

More importantly, it’s replicable. We successfully rolled it out in the foundation merger and we can and will do the same thing when we combine with Massey. From a safety perspective, Running Right means engaging all of our employees to work toward the common goal of returning every employee home safely every day. This is and always has been our top priority. From an environmental perspective, Running Right means a collective commitment on the part of our entire workforce to not only remain in compliance with, but often exceed regulatory environmental standards and leaving the environment in a condition that is at least at good or better than we found it.

Now I’d like to speak for just a moment about the financial aspects of this transaction. As I mentioned earlier, we expect to realize significant synergies from this transaction, and we believe that no other conceivable combination could create as much in the way of synergies due to the close proximity of our mines, our [prep] plants, reserved blocks and the two Company’s deep experience in managerial bench strength in Central Appalachia. Based on the recent collaborative work we did as part of our diligence process, our preliminary estimate is that synergies should reach a sustainable run rate of greater than $150 million by mid-2012. Given our experience with the foundation merger in which we exceeded the initial synergy estimates by over 30%, I’m confident that we can achieve this initial synergy estimate. Once we close the transaction we’ll be able to provide a more specific synergy target in addition to a detailed breakdown by category.

We currently expect the synergies will fall into four broad categories. Clearly a significant component will be margin enhancement through the ability to offer enhanced product as a result of increased blending, optimization and marketing synergies. This was major source of synergies in our foundation merger, even though foundation had limited metallurgical coal production. In light of the scale of Massey’s met production, this synergy could be orders of magnitude greater than achieved in the foundation deal. To give you a few tangible examples of these marketing synergies, Massey has a low vol mine with another one under development on the same property as Alpha’s Kepler plant. Currently, this coal is washed at Kepler. The cost of keeping it segregated from our product plus the blending opportunity with our low vol is significant.

In addition, Alpha has a mine much closer to Massey’s Marianna plant. Instead of trucking our coal, back to Kepler for washing, we can utilize the Marianna plant and achieve significant savings. The combined Kepler/Marianna optimization will result in an estimated $10 million annual synergies, once fully developed. We also anticipate significant SG&A and sourcing savings. Additionally, we expect to achieve cost reductions due to consistent operating performance, reduced turnover, greater productivity and sharing of best practices. Given the extent of our contiguous operations, including mines, prep plants, and transportation outlets. The opportunities to realize operational synergies are quite substantial to say the least.

As an example, Massey’s Republic and Alpha’s Pax operations are near one another and Republic can utilize Pax for transportation cost advantage of approximately $4 per ton. This one transportation advantage could drive up to $8 million in annual cost savings. Finally, our increased scale will enable us to achieve efficiencies in capital allocation by being able to prioritize capital projects over a much larger base of assets, investing in the most productive initiatives. We expect this will amount to greater than $50 million in annual cash savings on a recurring basis, and this savings is incremental, above and beyond the greater than $150 million of synergies that we expect to realize on the income statement side of the ledger.

Now I’d like to turn to an estimated near term financial outlook on a pro forma basis as if Alpha and Massey were combined as of January 1, 2011. Based on recent guidance from both Companies, the combination of Alpha and Massey could shift between 126 million and 138.5 million tons in 2011. Based on analyst consensus estimates, combined 2011 revenue is expected to be approximately $8.5 billion, and combined 2011 EBITDA is expected to be approximately $2.2 billion, not including any synergy realization. Finally, combined capital expenditures should range from $740 million to $990 million for the full year 2011. All of this means that the proposed transaction should be accretive to cash flow in the first year following the close, and excluding the impact of purchase accounting, the transaction should be accretive to EPS in 2012.

As a combined entity, we will emerge from this transaction with significant financial strength and flexibility. We expect to have a combined liquidity well in excess of $1 billion, approximately $500 million in cash equivalents and marketable securities, and a capital structure with debt-to-trailing EBITDA of 2.5 times. From a healthy starting point, we will be able to invest in our future as we pursue our goals of operational excellence and best-in-class safety and environmental performance. Our combined cash flows going forward will enable us to reduce leverage with the goal of maximizing returns for the shareholders of both Alpha and Massey for the foreseeable future.

On a pro forma basis, we anticipate having approximately $2.9 billion of debt, which includes the refinancing of Massey’s existing debt, the $1 billion of cash consideration, and Alpha’s existing debt of $821 million, net of approximately $700 million of available combined Company excess cash balances. In terms of financing the transaction, we’ve put in place a $3.3 billion financing commitment. The committed financing, along with combined Company cash balances, will be adequate to refinance the existing Massey debt of approximately $1.4 billion, and Alpha’s term loan A and fund the cash portion of the consideration. The committed financing also provides us with a larger revolver of approximately $1 billion which we feel is appropriate for the combined Company and we anticipate accessing the high yield markets at the appropriate time to refinance and fund more permanent parts of the capital structure. Overall available liquidity will be approximately $1.3 billion which includes the net available revolver as well as a target of $500 million in cash.

Coming out of the foundation merger, integration has become one of Alpha’s core competencies. One of the key operating principals of any successful integration is to make sure that you have the correct teams involved and the appropriate resources staffed to support the integration. We’ve been careful to anticipate this as we want to make sure we meet our milestones and our timetables. We’ve already begun the integration planning and will kick it off sometime in the coming weeks.

It will be a fulsome effort that will involve all levels of Alpha and Massey folks, including several of our Executive Vice Presidents who will work primarily at a steering committee level. Everyone in the organization in some ways plays a role in integration but I would expect we could have as many as 50 or so employees that are very engaged in leading the development and execution of the integration plans. In terms of timing, our goal is to complete all our integration planning before closing, such that we can begin immediately executing our plans and realizing the benefits of the combined organization on day one after closing.

Synergies and integration go hand in hand. The integration management office, or the IMO as we refer to it, will have several people devoted to working with all of the functional areas as they develop their long-term plans. The purpose of that involvement is to make sure that the economic benefits of those plans are fully captured and are a key component of the execution. Having this dedicated resource focused on the linkage between synergies and integration plans will allow us to find additional synergy opportunities as we integrate with Massey as was the case in our past integration experience with the foundation transaction.

On the final slide, I’d like to recap the strategic and financial logic underpinning the combination of Alpha and Massey. Our commitment to Running Right can be instilled throughout the newly combined organization, improving not only safety and environmental performance, but also productivity, regulatory relationships, operating results and financial performance. It’s widely known that Alpha and Massey have a highly complementary asset base. I would add, uniquely complementary. The transaction benefits both sets of shareholders and provides significant value creation opportunities in the short and the long term.

After closing the transaction, all stakeholders will benefit from the resulting industry-leading financial profile. Following this combination, the Company will be very well positioned to deliver an enhanced service to all of our customers and, last, this transaction creates a true global industry leader and importantly, a global met leader. I believe the benefits of this transaction are simply too compelling to ignore. We are absolutely committed to seeing the process through to the successful conclusion of this transaction, in order to deliver the unique stakeholder benefits that this combination can create and I ask for the support of the shareholders of both Companies as we move forward in this process. With that, operator, we would like to open up the call for questions.

QUESTION AND ANSWER

 Operator

Thank you. We’ll now conduct the question-and-answer session. (Operator Instructions) Our first question comes from Michael Dudas with Jefferies & Company. Please state your question.

 Michael Dudas - Jefferies & Company - Analyst

Gentlemen, good morning and congratulations.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Thank you, Michael.

 Baxter Phillips - Massey Energy Company - President

Thank you, Mike.

 Michael Dudas - Jefferies & Company - Analyst

Two questions. One, first, for Kevin. Throughout Massey’s history, it’s been known as a contrarian. It has been investing in Central App when everybody was getting out and certainly Alpha over in its history has been very important in Central App but also has diversified their business. Certainly this transaction gets you much more involved in Central Appalachia mining and regulatory issues. Could you look at this transaction as a vote for confidence in the mining business in the east or is that even with higher costs and more regulatory issues be offset by just the tremendous metallurgical coal market that everybody seems to be predicting over the next two to five years?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

It’s a good question, Michael. It’s one we thought a lot about. That was really the impetus behind the foundation transaction was to create some additional diversity but I think as we pointed out, we’ve never lost confidence in Central Appalachia. We also never denied it is a challenging basin in which to do business. I think at the end of the day we have a deep history in Central Appalachia as do our peers in Massey Energy. We don’t discount the fact that there is regulatory risk but we believe it is consummately manageable. We spent a lot of time thinking about this, a lot of time, frankly, in analyzing it and we are abundantly confident we can operate, we can operate successfully and as you pointed out, what this does is it creates a true global leader in metallurgical coal resources, metallurgical coal production, metallurgical coal sales. To us, the risk versus reward proposition was so great that we are completely comfortable with making this very important move in the evolution of Alpha.

 Michael Dudas - Jefferies & Company - Analyst

Kevin, do you think the US infrastructure for exports from the combined Company and also the support from government agencies and investment will allow this Company and others to really take advantage of this global export boom?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Well, I think when you look at the position that we have and combine it with the position that Massey had relative to exports, we have something on the order of 25 million tons of export capacity. So we feel pretty good about our (inaudible) position and our ability to continue to tap into those world export markets. As we talked about in the past, domestic coal here in the US is a good home for our metallurgical coals, natural markets in eastern and Western Europe and South America. But as we continue to assimilate the Companies and evaluate the manner in which we can ramp up metallurgical coal production to something perhaps on the order of 28 million to 30 million ton range in a couple of years, we feel abundantly confident that our [power] infrastructure anyway and our access to the rails and the ports gives us a leadership position.

 Michael Dudas - Jefferies & Company - Analyst

Thank you, Kevin. Follow-up for Baxter. Certainly, maybe you could share the thoughts of management and the Board about the process and Massey’s thought to remain independent, given the culture of the Company? Are there elements in the plan that Massey has going forward in the five year plan that you feel that Alpha can better or more efficiently implement going forward given all the challenges in central Appalachia and that’s what led to this type of combination?

 Baxter Phillips - Massey Energy Company - President

Actually, Mike, I think what led to the combination was the synergistic opportunities that Kevin and I have addressed as we go forward. The Board did a thorough review process. The management team presented its case for remaining independent. In the final hour, Kevin was actually bidding against me and the management team in the Boardroom and the decision was given the value that the management team was looking to deliver to the shareholders and Kevin’s offer where we could effectively have that value. At the present time, I think the Board’s decision was to take the bird in hand. So we believe that the plan we have going forward can certainly be executed by either management team, but in the end the synergistic opportunities from the combined entities will greatly enhance the value to the shareholders.

 Michael Dudas - Jefferies & Company - Analyst

Thank you, gentlemen and good luck.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Thanks, Mike.

 Operator

Our next question comes from Jeremy Sussman with Brean Murray.

 Jeremy Sussman - Brean Murray, Carret & Co. - Analyst

Hi. Good morning and congratulations as well.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Thanks, Jeremy.

 Jeremy Sussman - Brean Murray, Carret & Co. - Analyst

In terms of synergies, I’m trying to get at some potential upside here as you alluded to. Massey’s underground operations obviously haven’t been as productive since the UBB accident. So I’m trying to get a sense, how much of the $150 million in annual synergies includes increased productivity there or is this really all upside to numbers?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

I think it’s a little premature to start defining the buckets and ascribing values to certain aspects. We fully plan to do that in a very transparent way in the future. This is something we’ve been thinking about for a long, long time and we’ve -- and working collaboratively, frankly, with Baxter and some of his key folks as well as many of our key folks, looking through the various buckets. I mean, they are as they were described in there. But we believe -- we’re very confident, very confident in the numbers that we’ve laid out today and our ability to achieve those with some potential for upside. We didn’t want to get ahead of our skis on today’s call but I think as time passes, we get more and more comfortable with the potentials, we could see that number move up pretty substantially.

But we’re clearly going to be focused on marketing and blending and transportation and optimization. We think that’s going to be a massive bucket of opportunities. There are clearly optimization techniques that we’ll deploy across a -- comprehensively across a combined asset base that we do think will result in improved productivity and lessened turnover and those things. Because look, at the end of the day, we’ve gone head to head with the folks at Massey for years on employees and that thing and just not having to compete with one another across the employee base we think will begin to affect employee turnover and those types of things. And then clearly, there will be some SG&A types of savings, any time you put two public companies together, there are duplicate Boards and duplicate auditors and insurance and those things. We expect a material amount of savings there.

And of course, the last one, we referenced in the document was this idea of capital allocation efficiency. Again, you’re holistically optimizing across a combined asset base as opposed to what we were doing independent of one another and we think that as we allocate capital, we’ll allocate it to the project that makes the most sense and things that don’t make sense at the time will be postponed in terms of capital expenditures. So we’re very confident that order of magnitude that, that’s the right number to come out with. We think that one can grow as well. That’s how we’re thinking about it right now, Jeremy. I think with the passage of time we’ll be more and more transparent with defining what these things are.

 Jeremy Sussman - Brean Murray, Carret & Co. - Analyst

That’s very helpful, Kevin. Of the 61% committed and priced met coal for the combined entity, is it skewed towards one quality over another and presumably most of the open position I presume is export business?

 Baxter Phillips - Massey Energy Company - President

I think it’s hard to address the qualities because as Kevin has mentioned we’re looking at synergistic opportunities from the blending which changes the qualities that we’ll be marketing. So until we’re ready to release that information as a combined entity it would be difficult to comment on it at this time.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

 I think, Jeremy, you hit on a key point, though. I think the vast majority of what’s opened is largely aimed at the export market because we’ve essentially concluded the majority of our domestic business. That is, to the extent that they don’t come back looking for more. But we’ve largely concluded that business so it would be aimed at the export market and as Baxter points out, our goal is to try to manufacture a product that the market wants. And given the ability to blend across a wide array of products, our abilities around creating those products are greatly enhanced over what they were with each of us independently.

 Jeremy Sussman - Brean Murray, Carret & Co. - Analyst

 Very helpful, gentlemen, and congratulations.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

 Thank you.

 Baxter Phillips - Massey Energy Company - President

 Thank you.

 Operator

 Our next question comes from Andre Benjamin with Goldman Sachs.

 Andre   Benjamin - Goldman Sachs - Analyst

First question. Massey has historically had a cost advantage versus the rest of the industry but that advantage has begun to narrow significantly in recent quarters. By contrast, Alpha’s had one of the higher cost structures, partly due to the high percentage of met coal and brokerage activity, partly due to the spending you do on your Running Right strategy. As a combined entity, should we expect the cost structure of the Massey mines to continue and approach what the Alpha cost structure has been or stay in line with recent trends? How should we think about that?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Well, I think, again, we’re going to go at this on a combined asset basis and from a comprehensive standpoint think about it on a combined basis. So our costs, like everybody in the industry, the Alpha costs have crept up. But while we’re focused on costs, the name of our game has been margin all along. So while we do have some high cost mines, they tend to be in some cases some of our higher margin mines as well. So we’ll take high cost as long as we can generate good margins. But what I would expect over the long term is as we battle regulations and that thing and combine the assets, that -- and as we start operating the assets in a comprehensive fashion, that we can control cost very effectively as we begin to extract some of these synergies.

And also as we talked about, cut back on some of the employee turnover, competing for employees, and that thing and I think you’ll see it manifest itself in the stabilization and perhaps even a slight increase or uptick in productivity with the passage of time. Massey had a challenging year in 2010. We all know that. But we have very, very positive prospects and very confident in what the pro forma platform will look like in the next few years.

 Andre   Benjamin - Goldman Sachs - Analyst

Thank you. There’s a lot of attention to the leverage to the met coal upside from the proposed combination but you can’t ignore the fact that you’re also becoming the largest cap thermal producer. How are you thinking about the trajectory for those production volumes in light of low gas prices, permitting cost pressures and all the other issues we’re well aware of versus, say, the strong international coal markets and an improving US economy?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

It’s a fair point. You don’t go into this without your eyes wide open in Central App thermal coal. That has, when you look at the production profile of the region, I mean, that’s what has been -- come at the expense of gas, frankly. When we hook at our reserve profile in Massey’s and look at it on a combined basis, we feel pretty confident, very confident, actually, that we can dispatch into about any market profitably. But, look, you have to think about this too in the form of thermal coal being an enabler for the metallurgical side of the business. So we feel very confident about our ability to be competitive on the cost front relative to where US thermal markets are. Obviously, looking at potential exports of Central App coal, sometimes that works, sometimes that doesn’t, with respect to the thermal markets. But we’ve seen a pretty significant uptick in Europe here recently and it’s something we’re keeping our eye on. So it’s not -- it’s fair point but it’s one that we are very comfortable with.

 Andre   Benjamin - Goldman Sachs - Analyst

Does that mean that over time, we should expect thermal to at least hold in there and stay flat or do you actually think you have some potential to grow it?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

I think our goal is to -- initially to maximize the metallurgical coal output side as much as possible, move as much crossover of coal as possible and then we’ll make our judgments on the thermal side based on what’s happening in the market and what we think is going to occur in the way it trends. I think the way we’re thinking about it right now is more stable as opposed to growing or declining, just a stable view.

 Andre   Benjamin - Goldman Sachs - Analyst

All right. Thank you very much.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Thank you.

 Operator

Our next question comes from Brian Gamble with Simmons & Company.

 Brian Gamble - Simmons & Company International - Analyst

Maybe Kevin, you could walk us through some of the potential benefits from the combined entity from a transportation standpoint, maybe go over how much of the current 25 million tons of export capacity you said the combined Company will hold is currently being utilized as well as your ability to talk to both rails and ports and maybe expedite some cap spending on their parts to increase that position going forward?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Yes, in terms of what we’re using out of the 25 million, I don’t have a quick handle on that. As you know, Alpha has historically exported about 70% of its metallurgical coal volumes and I think at the midpoint of guidance this year, what are we, 13 million -- 13.75 million gives you a handle on what exports we’re going to have. I think Massey’s footprint has been very similar in terms of its exports. So I think when we think about it, we sit back and we say okay, we’ve got options on the two different railroads as well as Gulfport options. And then arbitraging across what makes the most sense in terms of transportation and as we talked about in the past, even though it was a small move, we did enter into a long-term charter on a vessel. And we would expect to probably do -- we were expecting to do more of those anyway and we will for sure do more of those now, given the ability to have more tons playing in the export market on a combined basis. So it gives us the ability to play, instead of the exclusive FOBT market we can play in the C&F and CIF markets should the conditions warrant. So I think it’s really just a matter of sitting back and looking and negotiating, frankly, on our various options to create the lowest transportation cost structure possible to get it out of the country.

 Baxter Phillips - Massey Energy Company - President

We probably have as much as 8 million tons of export capacity that we’re not using in that 25 million, maybe a tad more.

 Brian Gamble - Simmons & Company International - Analyst

Great. And then as a follow-up, Kevin, maybe you could walk us through, UBB and what that means going forward, talk about where the process is currently and how you went about getting comfortable with both what had already been allocated as well as the potential to potentially -- to allocate in the future versus being completely comfortable with the number that was ascribed.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Yes, what I’ll talk about is what’s known as fact. What I won’t do is speculate about the future because there’s ongoing activities there and that would be unfair to speculate in that regard. But what I will tell you is through the diligence process, we were provided access to the Company, its attorneys, books records, et cetera and we evaluated what the provisions that had been made on Massey’s balance sheet. And after careful thought and consideration we walked away believing that it was very carefully thought through, very deliberately thought through and was provisioned for appropriately, based on the information known at the time. And we were also able to get comfortable with the risk and what we would hope is, look, it was a tragic event and our heart continues to go out to the families and all those affected by that and what we would hope is for resolution on the matter in the foreseeable future. That would be about all I would be prepared to say about it today unless Baxter has something he wanted to add.

 Baxter Phillips - Massey Energy Company - President

No, that’s fine.

 Brian Gamble - Simmons & Company International - Analyst

Appreciate it and congrats.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Thank you.

 Operator

Next question comes from Michael Goldenberg with Luminus Management.

 Michael  Goldenberg   -  Luminus Management - Analyst

Congratulations on the deal. Just a couple of questions on the actual closing of the transaction. What are the voting requirements? Is it a certain percent of the shares, the holders, anything like that?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

It’s majority of TSO on both sides.

 Michael  Goldenberg   -  Luminus Management - Analyst

On both sides?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Yes.

 Michael  Goldenberg   -  Luminus Management - Analyst

Okay. So just shares outstanding, there’s no buy vote or anything like that?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

None.

 Michael  Goldenberg   -  Luminus Management - Analyst

Okay.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

51% majority, total shares outstanding, both sides.

 Michael  Goldenberg   -  Luminus Management - Analyst

Have you had preliminary conversation was the Department of Justice, Hart-Scott-Rodino as relates to definition of the market as to how they’re going to look at what defines the market?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

I’ll tell you what we have done, Michael, is spend an extraordinary amount of time internally pre our official involvement with Massey, thinking through this. We obviously know our qualities and our customers through public information, we were able to -- and frankly what we knew, we were able to put together a reasonable (inaudible) of what we thought Massey was doing and then as part of the formal diligence process we were able to affirm that and freshen the data.

So we put a lot of effort into it upfront and so you look at our qualities, their qualities, our customers, their customers, and start thinking through overlap and there’s not as much overlap as you would expect, either quality-wise or customer-wise. As we think through the supplier issues here, our general sense is that it will be warmly received and also, when you look at options in Central Appalachia for high quality sources of metallurgical coal, customers have lots of choices, lots of options. So we feel very good about the FTC process and would expect to start moving forward on that imminently.

 Michael  Goldenberg   -  Luminus Management - Analyst

Excellent. Very glad to hear that. One other thing, just so I’m clear on the cash situation. So the combined entities have $1.1 billion. You’re raising additional $3.3 billion through term loans and revolvers I guess and then $1 billion will go out to pay the Massey shareholders. I guess the additional X billions of dollars, are you going to use that to re-fi existing debt or how much additional debt will the combined entity have compared to the current debt of just standalone ANR or standalone Massey?

 Frank  Wood - Alpha Natural Resources - CFO
Let me make two quick points on what you just said. First off, the $3.3 million commitment includes a $1 million revolver which we don’t expect under that closing. Keep that in mind.

 Michael  Goldenberg   -  Luminus Management - Analyst

Right. Exactly.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

If I remember right, our estimate is it will be $2.9 billion of combined Company debt once we get everything closed. If you look today on a par value basis we’re at about $2.2 billion, $2.3 billion so the incremental debt we would have as funded debt would be $600 million. What that basically says is the $1 billion that we pay to the shareholders in cash, 50% of that will be funded through existing cash balances, 50% will end up as initial borrowing.

 Michael  Goldenberg   -  Luminus Management - Analyst

The additional $600 million to $700 million that you’ll be carrying, what will be the general purpose? Do you intend to increase your capital expenditures or do some ports and barge acquisitions? What is generally going to be the use for that?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

The goal, Michael, as we went through this process, and you go through multiple iterations, but we introduced the cash component to put a little leverage on the balance sheet, frankly, as well as manage the accretion a little bit and that thing. So pro forma, I think we start out of the chute like a 2.5 leverage ratio but we would expect to manage that downward pretty quickly.

 Michael  Goldenberg   -  Luminus Management - Analyst

No, I understand you’re levering up. But you will have potentially more cash, right, after this?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

No, no.

 Frank  Wood - Alpha Natural Resources - CFO

We’ll have about $500 million of cash once the deal closes.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Yes, $500 million.

 Michael  Goldenberg   -  Luminus Management - Analyst

Okay. I guess I’ll go through the numbers offline. But thank you.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Yes.

 Operator

Our next question comes from David Conney with FBR Capital Markets.

 David  Conney - FBR Capital Markets - Analyst

Congratulations, gentlemen.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Thank you, David.

 David  Conney - FBR Capital Markets - Analyst

Wondering if you could I guess give us a sense of the combined management team and the line managers, when do you think you’ll get to a point where you’ll give us all of that or have you decided all of that already?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

What I can tell you today is the Chairman, CEO and President of the combined Company will be as it is today in terms of (inaudible) cost. With respect to the Board, it will be Alpha’s Board. The one thing that I would be prepared to talk about today is Baxter. Baxter’s been a long, long-time key contributor at Massey for 30 years. Baxter’s been pretty busy over the last few weeks and has not had time to negotiate a deal for himself. But our hope and certainly our goal would be to retain Baxter’s abilities and services through some advisory agreement, consulting agreement over the period of the integration process, working on integration, key business matters and key advisor to the combined Company. Beyond that, I wouldn’t want to speculate because we do want to get into the integration process to start thinking through organizational design and working through that in a very comprehensive and thoughtful manner because like any situation, it involves people and we are very, very sensitive to the fact that it does involve people and want to get it right. So that’s why we’re staying solid on that as it relates to the employee side of things at least for now. With the passage of time, that will become clearer and we would expect to share that with everybody at the appropriate time.

 David  Conney - FBR Capital Markets - Analyst

Great. The slide that you’ve given us for 2011 pro forma estimates, it looks like you’ve basically taken Alpha’s current projections and you’ve taken Massey’s current projections. I guess you could -- if you looked at the current production that Massey’s doing in the fourth quarter and you project it out, it doesn’t meet the 2011 and clearly, 2010 was a tough year for sure. I guess the question is how confident are you in that 43 million to 47 million ton number for Massey for 2011?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Yes, I mean, you make a key point, maybe get Baxter to weigh in. Yes, 2010 was certainly a tough year. But as we work through our diligence process and looked at the mines and talked to the people, we feel very good that 2011 is going to be a material improvement over 2010. So while I’m not going to speak specifically to guidance, we developed a high level of comfort as we looked at the Company, especially what we can do on a combined basis in thinking through when the deal might close so we clearly looked at ‘11 but we were really thinking more in terms of ‘12 as the first full calendar year operating the combined companies. But we feel very confident in the plan that Massey has prepared and through the diligence process gained a lot of comfort in the combined prospects of the Company.

 David  Conney - FBR Capital Markets - Analyst

Great. Okay. Great. Thank you.

 Operator

Our next question comes from Brett Levy with Jefferies & Company.

 Brett Levy - Jefferies & Company - Analyst

Yes. Is the reason you’re taking out all the Massey debt something covenant related and then also I guess as an associated question, is there any customer breakage? Any contracts that need to be renegotiated or any labor or post retirement labor related things that get reopened as a result of this transaction?

 Frank  Wood - Alpha Natural Resources - CFO

Well, on the debt question, the reason that we’re assuming that we will refinance the Massey debt, yes, largely is based on both the combination of covenants and in some cases, perhaps incompatible security provisions, security of assets under the agreements. Relative to sales agreements and other types of legacy liabilities relative to change of control, we’re not aware of any significant change of control things that would occur there.

 Brett Levy - Jefferies & Company - Analyst

And then any customer breakage? You said there wasn’t much overlap but is there any supply situation where now you’re both the primary and the secondary supplier and there’s going to be a lost piece of business?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

As we approach the FTC process, the FTC process as I mentioned earlier we have a high level of confidence we will clear that. I don’t really know how to answer your other question. We’re focused on serving our customers’ needs and we don’t expect to lose any business as a result of the combination.

 Brett Levy - Jefferies & Company - Analyst

Thanks very much, guys. Congratulations.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Thank you.

 Baxter Phillips - Massey Energy Company - President

Thank you.

 Operator

Our next question comes from Shneur Gershuni with UBS.

 Shneur Gershuni - UBS - Analyst

Hi. Good morning, guys and congratulations.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Thank you.

 Shneur Gershuni - UBS - Analyst

A lot has been talked about with respect to synergies. You’ve mentioned upside potential and you’ve given the foundation examples as where things potentially could go. I was wondering if you can spend a little time on the CapEx side, not specifically CapEx avoidance but rather Massey had a very ambitious plan with respect to growth CapEx. Is that something that’s still going to be in place? Do you plan to tinker with that a little bit? Does anything change the growth trajectory that Massey has laid out originally?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Firstly, if it makes sense to grow organically, we’ll do it. But with respect to both Company’s internal sets of organic growth projects, the point here is you’ve got to go back now and look at the complete portfolio together to make sure that the priority and the ranking comes through in such a way that you’re allocating capital to the most highly prospective opportunities. And so as a consequence, I think what falls out of that are projects -- some projects may get accelerated to the top and some may get pushed back. But our sense is that, that capital allocation process will generate some net savings pretty quickly, frankly.

In no way, shape or form are we going to try to starve the Company of growth. This is a growth story. Our combined reserve base in excess of 5 billion tons, we have a robust internal pipeline of both sustaining as well as growth opportunities. And what we need to do is just get the Companies put together which is our focus, get that done as quickly as possible so that we can begin sorting through that in a way that generates the highest amount of value.

 Shneur Gershuni - UBS - Analyst

Great. And just two small follow-ups. Obviously, this is a sizable transaction and so forth and you’re going to have your hands full. Is it fair to say you’re out of the M&A market for the next little bit until this transaction closes or will you continue to look at some bolt-on properties if it makes sense over the next couple of months?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

That’s a good question, Shneur. I want to be really clear on how I answer that. Our first priority and I imagine Baxter’s first priority too is running the Company until the -- running it well until the deal closes and keeping it running well. Our second priority is to close this deal as quickly as possible so we have to clear the FTC and we have to get both sets of shareholders to vote on the deal. We will be commencing with those activities imminently. And while that process is ongoing, we will begin pre-closing integration activities so that when the closing day occurs, we are executing a plan rather than figuring out what to do.

We learned a lot through the foundation process and we believe we have a very good view on how to go about this swiftly and rapidly because we want to integrate the two Companies as quickly as possible so that we can begin realizing those benefits. And then stabilizing the new platform and getting all we can out of it. So I think when you begin to think about from now until all of that gets done, we’re going to be very, very focused on this transaction. This is a huge transaction for us. It’s one that we’re abundantly confident in but we are going to maintain an exclusive focus on making sure this works as advertised, if not better, period.

 Shneur Gershuni - UBS - Analyst

Great. And one final question. Have you had any conversations or intend to have any conversations about the combination with MSHA, given the challenges in the past, so forth?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

We expect to begin having conversations with MSHA immediately. In fact, they have commenced over the weekend. We were under confidentiality and we respected that confidentiality agreement and did not have conversations with MSHA. Look, there have been rumors out there for months and I’m sure MSHA has a view. But our goal as it always has been is to let our track record speak for itself. I think we’ve demonstrated through our track record that we’ve created a fair amount of credibility and we would expect that to continue going forward.

 Shneur Gershuni - UBS - Analyst

Great. Thank you very much, Shneur.

 Baxter Phillips - Massey Energy Company - President

Thank you.

 Operator

Our next question comes from Curt Woodworth with Macquarie.

 Curtis Woodworth - Macquarie Research Equities - Analyst

Kevin, I was wondering if you would talk about your confidence level in Massey’s projected ramp to 20 million tons of met over the next four years. Seems like that’s a huge component of incremental EBITDA for the Company and a big part of that is shifting Cumberland into the met market. Do you feel that, that’s a good quality met and with your existing asset base, could you blend that even into potentially a higher value added product?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Yes, I think what we talked about earlier was 2013, 28 million, 30 million ton target. We clearly need some time to be able to sort through that and work our way toward that direction. I won’t comment on Massey’s plans specifically because the way I think about this now is we have a wide array now of mines and varying coal qualities with the goal of creating products that are desired by the marketplace. I believe at the end of the day, the level of synergy that we’ll experience on this side of the business is going to be -- frankly, it’s going to be breath-taking. And I look forward to what the optimizers from both sides will be able to do with this highly complementary set of assets and creating these synergies, both along the areas of coal qualities and blending but also as well as transportation outlets to continue to access the growth markets in the world.

 Curtis Woodworth - Macquarie Research Equities - Analyst

Okay. And then for the combined Company, the 2 million to 4 million tons of brokered coal that you guys buy per year, would having ownership of Massey negate that or would you still look to need to buy that in, given the location of those plants?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Yes, I think there’s subtle difference, from a need versus a desire standpoint. We do it because we can make sense of it either through creating a particular product or doing something that’s complementary to what we’re doing. But I would say that you have the potential for that to actually grow but I think it’s a function of what’s going on in the marketplace. And as we pointed out before, these folks and entities from which we buy coal from time to time in a world of instantaneous information they read the press reports too. And that business gets harder and harder with the passage of time to be able to create that arbitrage opportunity. I would expect for us to continue buying and brokering and trading coal because it’s been an integral part of our business. We’ve been able to create additional value through our blending and brokerage business and I would expect it to continue.

 Curtis Woodworth - Macquarie Research Equities - Analyst

Okay. Great. Thanks.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Thanks, Curt.

 Operator

Our next question comes from Justine Fisher with Goldman Sachs.

 Justine Fisher - Goldman Sachs - Analyst

The first question is a clarification on the bond. So do you guys plan to call the Massey and Alpha bonds and then going forward, would you issue debt out of the Massey entity or would you issue it out of the parent Alpha when you choose to access the high yield market opportunistically? That question is vis-a-vis Massey credit default swaps.

 Frank  Wood - Alpha Natural Resources - CFO

Let me take the two questions individually, Justine. In terms of the Massey and Alpha outstanding bonds, at this point we’re a little bit undecided as to exactly what we will refinance. But to the extent that we can refinance them through calling, that makes sense, the overall new capital structure we would tend to do that. Can you repeat the second part again?

 Justine Fisher - Goldman Sachs - Analyst

The second question, just there’s credit default swaps that trade on Massey now but if going forward Alpha would issue debt out of Alpha Natural Resources and not out of the Massey subsidiary then there could be very little value to those credit default swaps. So is there an intention to issue debt at the parent Company potentially because you could borrow more cheaply at the Alpha level as opposed to any of the subsidiary levels going forward? Would you issue debt at Alpha and not at Massey in the future?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

I think if you look at both Companies, historically, we have issued debt at various different levels. We do have the capability at Alpha to issue bonds based on the registration statement we did about a year ago March issue at the parent level. We’ll evaluate that at the time. I’d hate to give you definitive answer today, given where we are.

 Justine Fisher - Goldman Sachs - Analyst

Just one follow-up on the cash balance. I think this is taking a crack at a previous question. So Frank, you had mentioned that about 50% of the billion dollar cash portion to Massey’s shareholders would be paid with cash and the other 50% with debt. So I’m assuming that the increase to $2.9 billion of debt which is a little over $600 million, that, that debt is going to pay some other -- I don’t know, maybe fees on the acquisition, et cetera but the pro forma cash balance on slide 15 is only $500 million. It looks like there’s $720 million of cash that’s going somewhere. I think the question in my mind is if only 50% of it’s being funded with cash, where’s the rest of that cash going?

 Frank  Wood - Alpha Natural Resources - CFO

Let me walk you through it, Justine. There’s several numbers here you have to take into account. First thing we’ve got to do is we’ve got to fund the roughly billion dollars of cash purchase price. So we put that down. The next assumption we’ve made is that it will require approximately $1.4 billion to effectively refinance or pay off the existing Massey debt at par. So you’re at $2.4 million. And then we’re also making the assumption there’s roughly a $200 million Alpha term loan that will also have to be paid off. So now you’re up to -- if my math is correct, about $2.6 billion total. We also provided an allowance for roughly on a rounded basis about $300 million of transaction-related type costs which would include the financing cost and all that. You’re up to about $2.9 billion at that point. The two Companies combined have between $1.1 billion and $1.2 billion of cash as of December 31.

Those are numbers I know that are not public at this point but that’s basically where they are. We would project taking about $700 million of that cash, using that against the $2.9 billion of what we project will be cash outflows, would get us to a net of roughly $2.2 billion that would have to be financed. And then if you looked at the pro forma going forward debt level you would still have in place roughly $600 million of Alpha existing debt which would get you back to the $2.8 billion, $2.9 billion range. Hopefully I didn’t go through that too quickly.

 Justine Fisher - Goldman Sachs - Analyst

No. Excellent. That was perfect. Thank you very much.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Thanks, Justine.

 Operator

Our next question comes from Mark Levin with BB&T Capital Markets.

 Mark Levin - Davenport & Company - Analyst

Congratulations, guys. Real quick question regarding the accretion assumptions or the EPS accretion assumption for 2012. Is that based on consensus? If not, how are you arriving at that, meaning what would be your unpriced ton commodity assumptions, your production, your cost, all that stuff in terms of how you get to that 2012 EPS accretion statement? Thanks.

 Frank  Wood - Alpha Natural Resources - CFO

Mark, two things to comment on. Yes, we have based it on consensus and then secondly, we’ve also made the assumption that we would identify as an adjustment or identify for the marketplace some of the write-up and amortization aspects of purchase accounting. That’s how we get there.

 Mark Levin - Davenport & Company - Analyst

So that doesn’t reflect, for example -- so with regard to Massey, and I assume Massey will update or provide earnings to the market tomorrow. Is that -- should that be viewed as fresh look or look from an accretion perspective that doesn’t necessarily incorporate what Massey might say tomorrow night?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

It reflects what the Street’s consensus has been here recently. Does not necessarily specifically incorporate what they might say tomorrow.

 Mark Levin - Davenport & Company - Analyst
Okay. Great, I appreciate it. Congratulations again, guys.

 Operator

Next question comes from Paul Forward with Stifel Nicolaus.

 Paul Forward - Stifel Nicolaus - Analyst

Good morning and congratulations. Kevin, I had a question for you. It’s flooding in Queensland again and you’ve got ports shut down. The last question was about consensus estimates. You’ve seen all analyst forecasts on what pricing looks like in metallurgical coal and really, it’s a lot of guesswork that goes into this. What does your gut tell you on this event and what it might do to met coal markets over the next six months? Are we all generally on -- are we as analysts publishing forecasts, are we generally being too conservative or too aggressive in our assumptions on where met pricing eventually shakes out over the next few quarters?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

If I knew that question, I probably wouldn’t be sitting here today. Number one, our fundamental conviction is that the world is structurally undersupplied of high quality metallurgical coal for the foreseeable future. Period. There’s nothing big, nothing new that’s going to come online any time soon that’s going to change that. And as long as the world economies continue to pick up post-2008 global financial crisis, we believe that condition is going to persist which is going to keep metallurgical coal pricing levels healthy. And then when you have the extraneous or exogenous event, the biblical flooding in Queensland is a prime example, it wreaks havoc on the marketplace. Look, I’ve seen numbers all over the board. I’m almost afraid to repeat them, frankly.

And look, I’ll be honest with you, too. We haven’t seen that dollar for dollar translation from Pacific to the Atlantic, although we have seen it move up very materially. Where it settles out in the next few quarters, I think it’s a little too early to say because the news hasn’t stopped flowing yet is the problem. And just how many tons are not going to come out of Queensland now than what people thought originally I think will ultimately dictate what that ultimate spike looks like. So my view is that while it’s impossible to predict prices, the goal is to create an asset base that can participate in any market and in such a way that you are well-positioned when those things do move to be able to participate and frankly, a prolific way.

And I think that’s one of the compelling things about this transaction is the resultant footprint that results and what you create instantaneously in the form of a global leader in terms of metallurgical coal resources and optionality and production potential. So I gave up on trying to predict the market a long time ago. Got real focused on having assets that can play in any market and that’s our strategy going forward.

 Paul Forward - Stifel Nicolaus - Analyst

All right. Well, congratulations again.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Thank you.

 Baxter Phillips - Massey Energy Company - President

Thanks, Paul.

 Operator

Our next question comes from Derrick Wenger with Jefferies & Company.

 Derrick  Wenger - Jefferies & Co. - Analyst

What will happen with the Massey 3.25% convertible bonds that are outstanding? I believe they are not callables so might you tender for them or just leave them outstanding?

 Frank  Wood - Alpha Natural Resources - CFO

No, they’re not callable, you’re correct on that. There’s a good possibility we may tender for them.

 Derrick  Wenger - Jefferies & Co. - Analyst

Okay. And what about the Alpha converts that are outstanding?

 Frank  Wood - Alpha Natural Resources - CFO

Our intention would be to leave them in place.

 Derrick  Wenger - Jefferies & Co. - Analyst

Okay. Great. Thank you.

 Operator

Our next question comes from Judy Delgado with Alpine Associates.

 Judy  Delgado   - Alpine Associates - Analyst

Most of our questions have been answered. Just more of a technical question for Massey Energy holders on the consideration, is there any election or maximum stock or cash that shareholders should expect?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

No, there will not be an election. I think it’s called a unit conversion. It will be the share component and the $10 in cash.

 Judy  Delgado   - Alpine Associates - Analyst

Is they any consideration that would be added to let’s say the Alpha stock portion, should the Alpha stock fall to a certain level, like a protection for Massey Energy shareholders?

 Frank  Wood - Alpha Natural Resources - CFO

No, the conversion is fixed.

 Judy  Delgado   - Alpine Associates - Analyst

Okay. Thank you.

 Operator

Our next question comes from Brandon Blossman with Tudor, Pickering Holt.

 Brandon Blossman - Tudor, Pickering Holt - Analyst

First, congratulations. Sounds like a lot of work has gone into this already to date.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Thank you.

 Brandon Blossman - Tudor, Pickering Holt - Analyst

Just a couple follow-up questions. Most of my questions have been asked and answered. On timing, is there a plan to -- thinking of the capital allocation process, to review Massey’s growth plans and perhaps offer up a modification? I know you addressed that briefly but is there a time line that could be associated with that? Is that an ‘11 something we should look for or more of a ‘12?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

I think that will be part of the integration planning process, begin thinking through that, because as I mentioned on what we want to do on day one is know -- we’re going to be working from a play book on day one as opposed to trying to figure out what to do and I think we’ll have a very clear view on that. So I think as we get through the integration process we’ll be able to disclose a fair amount of granularity around what the ultimate footprint and plans will look like. So I think I would move that one down the road just a bit.

 Brandon Blossman - Tudor, Pickering Holt - Analyst

Fair enough.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

I think Baxter --

 Baxter Phillips - Massey Energy Company - President

I would just add that in the two major components in Massey’s growth plans are the Marianna project and the Roland project and Kevin has already addressed the Marianna project as being integral for the synergies that we’re looking for. That in part answers your question. The Roland project would certainly be reviewed.

 Brandon Blossman - Tudor, Pickering Holt - Analyst

Thanks for that color. On the debt, is there a timeline or can you make an estimate about when that might go to market, when it would be priced and when it would be closed, the $3.3 billion?

 Frank  Wood - Alpha Natural Resources - CFO

It will all be contingent on when the deal itself actually closes, the timing of it.

 Brandon Blossman - Tudor, Pickering Holt - Analyst

So you would close the debt simultaneous to the transaction itself?

 Frank  Wood - Alpha Natural Resources - CFO
Possibly. I mean, possibly might do something slightly in advance but generally the two timelines are going to be moving together.

 Brandon Blossman - Tudor, Pickering Holt - Analyst

Okay. Thank you very much.

 Operator

Our next question comes from David Gagliano with Credit Suisse Group.

 David Gagliano - Credit Suisse - Analyst

First, I want to come back to the antitrust issue quickly. How much market share will the combined entity control in terms of the US met coal market?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

David, I don’t remember offhand to be honest with you. I’m sorry, I just don’t remember.

 David Gagliano - Credit Suisse - Analyst

Okay. Second question, if you could just talk about the way the specific price pay for Massey was derived, perhaps in general you could give us a framework for the met and thermal coal price assumptions that were used, things like that?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

You mean the price we paid for the Company?

 David Gagliano - Credit Suisse - Analyst

Correct.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Is that the question? Look, it was a competitive process. Baxter obviously knows a whole lot more about that than I do. When we entered the process, our goal was to win, not win at any price, but win at a valuation that we thought could make sense for both sets of shareholders and in my view that’s exactly where we’ve ended up. I think it’s a fantastic opportunity and everybody will be delighted over the long term what we’re able to do on a combined basis. So, look, the price ended up where the price ended up but we had a very clear view internally of how far we were willing to go and stayed I think reasonably disciplined through the process. But again, it was competitive. Very competitive process.

And we emerged exactly where we wanted, which was with the prospects of creating a global financial leader. And in terms of what we used for price strips and that thing, we modeled it almost an infinite number of ways but we thought of it in terms of what price strips do you need to justify this stock price, and thought about it in those terms. So I think there’s plenty of upside here and we certainly didn’t use any modeling like current scenarios we’re seeing in the current metallurgical coal environment we thought about it a little differently than that.

 David Gagliano - Credit Suisse - Analyst

Okay. Did you -- was it primarily NAV based or two year forward multiple based metrics or -- ?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

DCF.

 David Gagliano - Credit Suisse - Analyst

DCF.

Kevin  Crutchfield - Alpha Natural Resources - CEO

Yes, sir. And then you want to do a cross-check after you do your DCF to see how does that compare to precedent multiples and then those things. We’re old-fashioned when it comes to cash flow.

 David Gagliano - Credit Suisse - Analyst

And then in terms -- just could you give us a framework in terms of the long-term price assumptions around that DCF?

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Again, David, we went at it a host of ways, thinking through, okay, for this stock price, what met and thermal strips would you need to justify this stock price, do we think that, that’s plausible, do we think that’s reasonable, and we didn’t pick a set of numbers. We came at this through multiple avenues. But in the end, we settled on a value that we think from an intrinsic point of view will make a great deal of sense for both sets of shareholders in the future.

 David Gagliano - Credit Suisse - Analyst

Okay. Fair enough. Thanks.

 Operator

Our next question comes from Rich Hugh with Citigroup.

 Rich Hugh - Citigroup - Analyst

My questions have been answered. Thank you very much.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Thank you.

 Operator

Our next question comes from Andrew Reitknecht with Scotia Capital.

 Andrew  Reitknecht - Scotia Capital - Analyst

Congratulations.

 Kevin  Crutchfield - Alpha Natural Resources - CEO
Thank you.

Andrew  Reitknecht - Scotia Capital - Analyst

Just a quick question on the Massey dividend. Is that going to be continued to be paid throughout this process or -- ?

Baxter Phillips - Massey Energy Company - President

Yes, the Massey dividends will be paid on a quarterly basis but there will be no overlapping of dividends.

Andrew  Reitknecht - Scotia Capital - Analyst

Okay. Great. Thank you very much.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

Thank you.

 Operator

Ladies and gentlemen, there are no time for questions at this point. I will turn the conference back over to management for closing remarks. Thank you.

 Kevin  Crutchfield - Alpha Natural Resources - CEO

We really, really appreciate everybody joining the call today. It’s an exciting time for both Alpha and Massey shareholders. We look forward to creating -- getting this deal closed and creating a true global leader and we very much look forward to keeping you posted throughout this process and we look for your support as well. Thank you very much and everyone have a great day.

 Baxter Phillips - Massey Energy Company - President

Thank you.

 Operator

Thank you. This concludes today’s conference. All parties may disconnect now.